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                             November 30, 2022

       Stephen D. Griffin
       Chief Financial Officer
       VSE Corporation
       6348 Walker Lane
       Alexandria, VA 22310

                                                        Re: VSE Corporation
                                                            Form 10-K for
Fiscal Ended December 31, 2021
                                                            Filed March 11,
2022
                                                            Form 8-K as of July
27, 2022
                                                            Filed July 28, 2022
                                                            File No. 000-03676

       Dear Stephen D. Griffin:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K as of July 27, 2022

       Non-GAAP Financial Information

   1. Refer to our previous comment 2. We note that executive transition costs and forward contract loss
provisions appear to be material adjustments to your non-GAAP measures that are not allowable
under Question 100.01 of the Compliance and Disclosure
                                                        Interpretations on
Non-GAAP measures. Specifically, human resource costs are part of normal ongoing
operations, as is the process of evaluating contracts for forward losses, regardless of frequency
of charges. Please revise your presentation of non-GAAP
                                                        measures to exclude
these adjustments. Please consider whether it is necessary to specifically highlight
these items in your discussion of operating results in Management's
                                                        Discussion and
Analysis.
 Stephen D. Griffin
VSE Corporation
November 30, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.



FirstName LastNameStephen D. Griffin                      Sincerely,
Comapany NameVSE Corporation
                                                          Division of
Corporation Finance
November 30, 2022 Page 2                                  Office of Trade &
Services
FirstName LastName